Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258054

PROSPECTUS

Guardforce AI Co., Limited

4,337,349 Ordinary Shares

____________________________

This prospectus relates to the sale by us of up to 4,337,349 ordinary shares, at a price per share of $1.15, issuable upon the exercise of warrants, including 4,156,626 ordinary shares issuable upon exercise of warrants issued to investors in our initial public offering (the “publicly-traded warrants”) and 180,723 ordinary shares issuable upon the exercise of warrants issued to the representative of the underwriters in our initial public offering (the “representative’s warrants,” and together with the publicly-traded warrants, the “warrants”).

Our ordinary shares and warrants are both listed on the Nasdaq Capital Market under the symbols “GFAI” and “GFAIW”, respectively. On June 13, 2022, the closing price of our ordinary shares and warrants on the Nasdaq Capital Market was $0.48 and $0.1572, respectively.

We are an “emerging growth company” under applicable federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our ordinary shares and publicly-traded warrants involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2022

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the Securities and Exchange Commission relating to our initial public offering in which we sold 3,614,458 units of our securities, each unit consisting of one of our ordinary shares, par value $0.003 per share, and a warrant to purchase one ordinary share. In this offering, we issued to investors warrants to purchase 4,156,626 of our ordinary shares (including warrants to purchase 542,168 of our ordinary shares issued on exercise of the underwriter’s over-allotment option) and to the representative of the underwriters warrants to purchase 180,723 of our ordinary shares. All 4,337,349 of these warrants are listed on the Nasdaq Capital Market under the symbol “GFAIW.” We are now converting our Form F-1 prospectus to a Form F-3 prospectus under which we will continue to offer for sale 4,337,349 of our ordinary shares issuable upon exercise of the investor warrants and the underwriter warrants, each at the current anti-dilution adjusted exercise price of $1.15 per share.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell the ordinary shares offered by this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or in any applicable prospectus supplement is accurate only as of the date on the front cover thereof or the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or any sales of the ordinary shares offered hereby or thereby. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our industry;

●	key personnel continuing their employment with us; and

●	the duration and impact of the COVID-19 pandemic.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, either directly or incorporated by reference, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus or incorporated herein by reference relate only to events or information as of the date on which the statements are made. Although we are currently registered as a reporting company under Section 12(g) of the Exchange Act and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere, or incorporated by reference, in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including the matters set forth under, or incorporated by reference in, the section of this prospectus captioned “Risk Factors” and the financial statements and related notes and other information that we incorporate by reference herein, including, but not limited to, our annual reports on Form 20-F and our other periodic reports. Unless the context otherwise requires, the terms “we,” “our,” “us,” “our company,” and “the company” in this prospectus each refer to Guardforce AI Co., Limited and its consolidated subsidiaries.

Our Company

Business Overview

We were founded in 2018 with the purpose to acquire our operating subsidiary GF Cash (CIT) and develop complementary technology related solutions and services.

In 2020, we established a Robotics Solution business with a goal of diversifying our revenue base, proven to be well timed as the global COVID-19 pandemic soon followed.

In March 2021, we acquired 51% of Handshake Networking Limited, or Handshake, in Hong Kong as part of our strategy to enter into the Information Security business.

The principal executive office of our company was changed to Singapore from Bangkok, Thailand in November 2021.

On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in Greater Bay Area of China. This acquisition is expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative.

On May 24, 2022, we signed two definitive agreements to acquire a total of eight companies in China. The first agreement is to acquire Beijing Wanjia Security System Limited, an integrated security provider with 25 years of experience, from Shenzhen Yeantec Co., Limited. This acquisition is expected to close in June 2022. The second agreement is to acquire an additional seven companies from Shenzhen Kewei Robot Technology Co., which acquisition is expected to close in the third quarter of 2022. These seven companies are providers of robotics as a service (RAAS) solutions.

Our businesses are categorized into three main units:

[i] Secured Logistics Business;

[ii] Robotics Solution Business; and

[iii] Information Security Business.

Our Secured Logistics Business

We are a market leader with more than 40 years of experience in the cash logistics business in Thailand. Our services include cash-in-transit, dedicated vehicles to banks, ATM management, cash center operations, cash processing, coin processing, cheque center, and cash deposit machine solutions (cash deposit management and express cash service). Our customers include local commercial banks, chain retailers, coin manufacturing mints, and government authorities. Our five major customers are Government Savings Bank, Bank of Ayudhya, TTB Bank Public Company (Thanachart Bank Public Company was one of our five major customers in fiscal year 2020 which had merged with TMB Bank Public Company in June 2021 to become TTB Bank Public Company), CP All Public Company and Big C Super Center Public Company. A few global customers also retain our services under temporary contract. As of the date of this report, we employed 1,738 staff located in GF Cash (CIT) and had 473 vehicles.

Our operating subsidiary, GF Cash (CIT), was founded in 1982 (the company was formerly named Securicor (Thailand) Limited) and was renamed G4S Cash Service (Thailand) Limited in 2005. The Company was renamed again as Guardforce Cash Solution (Thailand) Limited in 2016 and the name was further changed to Guardforce Cash Solution Security (Thailand) Company Limited in 2017. The principal office of GF Cash (CIT) is located in Bangkok, Thailand.

Substantially all of our revenues are derived from GF Cash (CIT)’s secured logistic business and gross revenue for our secured logistic business years ended December 31, 2021, 2020 and 2019 was approximately $34.3 million, $37.4 million and $38.6 million, respectively.

In 2020, in addition to our secured cash logistics business, we strategically began to develop other non-cash related solutions and services in an effort to diversify our revenue streams. In view of the pace of global robotics development and in response to the more automated requirements, driven in part by the COVID-19 pandemic, we have begun to rollout robotic solutions for our customers in Thailand and across the Asia Pacific region. As of December 31, 2021, we had generated approximately $0.4 million in revenue from our robotics solutions business.

In addition, we acquired a majority interest in Handshake on March 25, 2021, which contributed approximately $0.5 million to our consolidated revenue for the year ended December 31, 2021.

As of the date of this prospectus, the large majority of our revenues are derived from our principal business, which is Secured Logistics Solutions. This primarily includes: (i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center Operations (CCC); (vii) Cheque Center Service (CDC); (viii) Express Cash; (ix) Coin Processing Service; (x) Cash Deposit Management Solutions (GDM).

Secured Logistics Solutions collects cash from its customers’ main business operations, then delivers the collected cash to its cash processing centers for counting, checking and packing in bundles, after which the cash is transported to the customers’ designated depository banks and deposited into the customers’ bank accounts. We enter into contracts with our customers to establish pricing and other terms of service. We charge customers based on activities (service performed) as well as based on the value of the consignment.

Core Services

Our Core Services include CIT (Non-DV), CIT (DV), ATM Management, CPC, CCT, CCC, CDC and GDM. For the year ended December 31, 2021, Core Services represented 97.6% of our total revenues.

The charts below show the breakdown of our core secured logistics business services by sector for the fiscal years ended December 31, 2021, 2020 and 2019. These business sectors are discussed below.

Revenue by Services (For the year ended December 31, 2021):

Revenue by Services (For the year ended December 31, 2020):

Revenue by Services (For the year ended December 31, 2019):

Cash-In-Transit – Non-Dedicated Vehicles (Non-DV)

CIT (Non-DV) includes the secured transportation of cash and other valuables between commercial banks and the Bank of Thailand, Thailand’s central bank. CIT (Non-DV) also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. As such, the main customers for this service are the local commercial banks. Charges to the customers are dependent on the value of the consignment; condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection); and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to the specific customers.

For the years ended December 31, 2021, 2020 and 2019, CIT (Non-DV) revenues were approximately $11.2 million (31.9%), $12.0 million (32.0%) and $12.1 million (31.2%), respectively.

Cash-In-Transit - Dedicated Vehicle to Banks (DV)

CIT (DV) includes the secured transportation of cash and other valuables between commercial banks. As part of this service, dedicated vehicles are assigned specifically to the contracted customer for their dedicated use between the contracted designated bank branches. As this is a dedicated vehicle service, customers will submit direct schedules to our CIT teams for the daily operational arrangements and planning. Charges to the customers are on a per vehicle per month basis.

For the years ended December 31, 2021, 2020 and 2019, CIT (DV) revenues were approximately $4.6 million (13.0%), $4.8 million (12.8%) and $5.0 million (12.9%), respectively.

ATM Management

ATM management includes cash replenishment services and first and second line of maintenance services for the ATM machines. First line of maintenance services (FLM) includes rectification of issues related to jammed notes, dispenser failures and transaction record print-out issues. Second line of maintenance services (SLM) includes all other issues that cannot be rectified under the FLM. SLM includes complete machine failure, damage to hardware and software, among other things.

For the years ended December 31, 2021, 2020 and 2019, ATM Management revenues were approximately $10.8 million (30.7%), $12.5 million (33.3%) and $14.0 million (36.4%), respectively.

Cash Processing (CPC)

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

For the years ended December 31, 2021, 2020 and 2019, CPC revenues were approximately $3.0 million (8.6%), $2.8 million (7.5%) and $2.3 million (5.9%), respectively.

Cash Center Operations (CCT)

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

For the years ended December 31, 2021, 2020 and 2019, CCT revenues were approximately $2.8 million (8.0%), $3.3 million (8.6%) and $3.7 million (9.5%), respectively.

Consolidate Cash Center (CCC)

Consolidate Cash Center (CCC) is a new business commencing in 2021 to provide an outsourced cash center management service. We operate the cash center which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins on behalf of for Bank of Thailand (BOT).

For the years ended December 31, 2021, CCC revenues were approximately $0,2 million (0.5%).

Cheque Center Service (CDC)

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

For the year ended December 31, 2021, 2020 and 2019, CDC revenues were approximately $0.05 million (0.1%), $0.1 million (0.2%) and $0.4 million (1%), respectively.

Express Cash

The express cash service is an expansion of our Guardforce Digital Machine, or GDM, solution. We work with commercial banks to have a mobile GDM installed in our CIT vehicles to collect cash from retail customers at the retailers’ sites. The cash is immediately processed inside the CIT vehicle and the cash counting results are immediately transmitted to GF Cash (CIT) headquarters and to the commercial bank. That bank will then credit the counted amount to its customers’ bank accounts. We launched the Express Cash service in 2019.

For the years ended December 31, 2021, 2020 and 2019, express cash service revenues were $nil (nil %), $0.1 million (0.3%) and $nil (nil %), respectively.

Coin Processing Service

The Coin Processing Service includes the secured collection of coins from retail businesses and banks. The coins are stored and then delivered to the Royal Thai Mint, a sub-division of the Thai Treasury Department, Ministry of Finance. We deploy manpower to work at the Royal Thai Mint as cashier services. Additionally, we use our existing vehicle fleet to deliver coins from the Royal Thai Mint to bank branches, and vice versa.

For the years ended December 31, 2021, 2020 and 2019, coin processing service revenues were $nil, $0.3 million (0.8%) and $0.04 million (0.1%), respectively.

International Shipment

International shipment provides secured delivery service that we receive and deliver high valued items such as diamonds and jewelries on behalf of our customers. We receive the consignment by air and delivers to local customers in Thailand or vice versa.

For the years ended December 31, 2021, 2020 and 2019, international shipment revenues were $0.05 million (0.1%), $0.06 million (0.0%) and $nil (nil %), respectively.

Cash Deposit Management Solutions (GDM)

Cash Deposit Management Solutions are currently delivered by our Guardforce Digital Machine (GDM). The GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance to the agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

For the years ended December 31, 2021, 2020 and 2019, GDM revenues were approximately $1.6 million (4.7%), $1.5 million (3.9%) and $1.2 million (3%), respectively.

Our Fee Structure for the Secured Logistics Business

We have several fee models based on the services provided. Our fees for dedicated vehicles service are based on the allocation of cost of manpower deployment, vehicle and consumable items. Fees for fixed collections or on-call services are based on a pre-agreed amount per delivery, which varies by such factors as collection time, pick-up and delivery locations and the processing time.

Our Fleet of Vehicles for the Secured Logistics Business

We operate a fleet of 473 vehicles. Our fleet includes armored vehicles – pickup, armored vehicles – van, armored vehicles – truck 6 wheels, maintenance soft skin vehicles – pickup, coin trucks soft skin – pickup, security patrol soft skin – pickup trucks and administrative vehicles.

Our vehicles are maintained to the highest commercial standards to ensure our quality of service. We operate dedicated garages for the repair and maintenance of our vehicles, staffed with a team of in-house auto mechanics. Our vehicle repair facilities are located at our head office location in Laksi and at other major branch locations. We also have a well-established logistics department which monitors the operations of our garages and the maintenance of our vehicle operations standards.

Our Robotic Solutions Business

Our Robotics Solutions business was established in 2020 as part of our revenue diversification efforts. We do not manufacture the robots, but we operate on a Robots as a Service (RaaS) business model and purchase the robots from equipment manufacturers. We integrate various value add applications and offer these as a recurring revenue service. As part of our market penetration strategy, we have adopted a mass adoption strategy by providing the robots on a trial basis with an option to purchase or rent. In February 2022, we announced that the company had reached a strategic milestone deploying more than 1,400 robots in the Asia Pacific region. The majority of these robots are still on a free trial basis with our key consideration being the collection of usage patterns and market intelligence allowing us to further develop applications and features that are suitable to our customers. In October 2021, we announced the launch of our Intelligent Cloud Platform (ICP) to help better manage the remotely deployed robots and to facilitate the development of additional features and applications. We plan to provide access to the ICP to all our clients through a browser-based interface that allows clients real-time data access. We are working continuously to improve and upgrade the robots and the ICP and their precise specifications may change over time.

We currently have 3 robotics products:

[1] Reception Robot (T - Series) for indoor stationary applications.

[2] Disinfection Robots (S - Series) for indoor applications.

[3] Delivery Robot (D - Series) for indoor applications.

Reception Robot (T – Series)

The T – Series robot is designed for indoor deployment at ingress/egress points for access control management. The T – Series robots are used primarily at shopping malls, residential buildings, educational institutions, corporate buildings, hospitals, supermarkets, transportation stations, hotels and entertainment venues. The T – Series features include:

●	Contactless temperature screening;

●	Attendance management;

●	Interactive touch screen; and

●	Large frontal display screen for remote public announcement and advertising.

Disinfection Robots (S – Series)

The S – Series robot is designed to be deployed indoors with disinfection capabilities and is used primarily at shopping malls, residential buildings, educational institutions, corporate buildings, hospitals, supermarkets, transportation stations, hotels and entertainment venues. The S – Series current features include:

●	Effective mist disinfection for areal sanitization;

●	Autonomous navigation using Simultaneous Localization and Mapping (SLAM) and Light detection and ranging (LiDar) technologies; and

●	Autonomous “home return” to port feature for charging when power is running below 20%.

Delivery Robot (D – Series)

The D – Series robot is designed for indoor applications for autonomous delivery capabilities and is used primarily at hotels, hospitals, restaurants and office environments. The current D – Series features include:

●	Interactive touch screen;

●	Autonomous navigation using Simultaneous Localization and Mapping (SLAM) and Light detection and ranging (LiDar) technologies; and

●	Autonomous “home return” to port feature for charging when power is running below 20%.

In addition, all of our robots include several communications features - the units can transfer data over both 4G LTE networks and Wi-Fi and will be able to incorporate future 5G capabilities.

For the year ended December 31, 2021, robotics solutions revenues were approximately $0.37 million or approximately 1.0% of the company’s total revenues.

Our Fee Structure for the Robotics Solutions Business

Our Robotics Solution Business has two fee structures:

●	Sale of Robots: One-off purchase by customers of the robots; and

●	Rental of Robots: Customers lease the robots as part of our Robots as a Service (RaaS) model.

Our Information Security Business

We acquired a majority stake in Handshake on March 25, 2021, in furtherance of our strategy to diversify into information security as part of our portfolio of services. The purpose of this acquisition was to provide us with the experience, expertise and creditability to capitalize on the growing information security market. The Asia Pacific market for cybersecurity is expected to grow to approximately $51.42 billion by 2026. https://www.mordorintelligence.com/industry-reports/asia-pacific-cyber-security-market.

Handshake has been providing professional information security consultancy services since 2004 within the Asia Pacific region.

Handshake is the only certified and approved scanning vendor in Hong Kong by the PCI Security Standard Council (PCI ASV).

The services offered under our Information Security business include:

●	External and Internal Penetration Testing;

●	Wireless Network Testing;

●	Web Application Testing;

●	Hospitality Services Testing;

●	Consulting Services, Training;

●	PCI Services; and

●	Forensic Services.

For the year ended December 31, 2021, Information Security revenues were approximately $0.48 million, or 1.4% of the company’s total revenues.

Our Fee Structure for the Information Security Business

Our Information Security Business has three fee structures:

●	Penetration Test: one-off fees based upon the successful delivery of the test report;

●	PCI ASV Scan: one-off fees based upon a successful scan result report; and

●	Reseller: one-off fees based upon the resale and installation of third party information security solutions . We are currently a reseller of Rapid7 security software solutions.

Sales and Marketing

Secured Logistics Business Sales & Marketing

During the 2022 fiscal year, for our secured logistics business we will endeavor to ensure that all of our existing customer contracts will be renewed, to protect our major sources of existing income. In addition, we plan to undertake the following activities to promote our businesses:

●	To continue to work closely with local Thailand commercial banks to attract more retail chain customers to our secured logistic solutions such as outsourced cash management services;

●	To work closely with existing customers to extend our secured logistics solutions throughout Thailand and other industries and

●	To explore upgrading the cash processing system to include AI related functions and capabilities.

Secured Logistics Customers

Since 2008, the major customer of our secured logistics business has been the Government Savings Bank, a state-owned Thai bank located in Bangkok.

For the year ended December 31, 2021, the revenue derived from the Government Savings Bank was approximately $9.6 million, which accounted for approximately 27.3% of our revenue.

For the year ended December 31, 2021, our next four largest customers were the Bank of Ayudhya Public Company, CP All Public Company, TTB Bank Public Company (Thanachart Bank Public Company was one of our five major customers in fiscal year 2020 which had merged with TMB Bank Public Company in June 2021 to become TTB Bank Public Company) and Big C Super Center Public Company. The total revenue derived from these four customers was approximately $15.7 million or 44.6% of our revenue. Our top five customers combined accounted for approximately 71.9% of our revenue. We have four customers that accounted for 10% or more of our revenue for the years ended December 31, 2021, 2020 and 2019 (See Note 23 “Concentrations” in our audited consolidated financial statements for details).

For the year ended December 31, 2021, substantially all of our revenues are derived from secured logistic customers of approximately $35.15 million. 64% of our revenue was generated from bank customers, while retail customers and others such as hospitality, corporate and logistics sectors accounted for 36% of these revenues.

We are now starting to diversify our customer portfolio by acquiring more retail customers and entering other new service sectors in order to balance our portfolio and better protect our business.

Our business development and customer service teams actively participate in all contract renewal processes in order to retain the contracts that are up for renewal and to establish and maintain good relationships with our customers.

Secured Logistics Competition

Our principal business is secured logistics. The chart below references GF Cash (CIT) as “GFCTH” and names GF Cash (CIT)’s competitors showing relative market share in 2021.

THAILAND MARKET SHARE 2021

Source: Thailand Revenue Department

The secured logistics industry in Thailand is subject to significant competition and pricing pressure. The main competitors are the international companies such as Brinks, and there are also many local CIT competitors in Thailand having very good relationships with their customers. We expect our secured logistics competition to increase and this could affect our pricing strategies in the future.

Additionally, several banks have their own CIT subsidiaries which serve these banks exclusively.

We also face potential competition from certain commercial banks that market their own cash management solutions to their customers and hire CIT companies as their CIT suppliers.

Across the CIT industry, most CIT companies want to have a footprint in the retail sector and they use lower pricing as a competitive strategy.

Despite the high competition in the CIT industry in Thailand, we believe that we have significant competitive advantages, including:

●	Full coverage in the entire country with 21 branches;

●	Flexible and reliable operations;

●	Continuity of our management team;

●	The authorization by the BOT of GF Cash (CIT) to run 10 Cash Centers in Thailand to support Cash Center operations to the BOT;

●	Long term relationship with local commercial banks;

●	40 years of experience among the staff/management team in the cash logistics solutions business in Thailand; and

●	In 2021, the award by the BOT of GF Cash as Consolidated Cash Centre operator in Khon Kean & Hadyai.

Robotics Solutions Business Sales & Marketing

During the 2022 fiscal year, we plan to undertake the following activities to promote our Robotics Solutions business:

●	To continue to offer our robots on a free trial basis and to provide rental and purchase options to drive market penetration and coverage;

●	To use our existing nationwide infrastructure in Thailand to promote and introduce our robotic solutions as the country begins to recover from the COVID lockdown, in particular, to hotels, airports, transportation hubs, hospitals and shopping centers;

●	To work closely with partners globally in the region to promote and introduce our robotic solutions, in particular, in Singapore, Hong Kong, Malaysia, Macau and other Asia Pacific regions and the US; and

●	To continue to develop and integrate the ICP to facilitate future additional revenue streams from AI related applications and features that includes but not limited to a customer user friendly dashboard that allows clients to remotely monitor and analyze the data sensed from the robots deployed within their premises.

Robotics Solutions Customers

Since the inception of our Robotics Solutions business, the deployment of our robots (free trial, service fee basis and sales) has primarily been at hospitals, educational institutions, entertainment venues, government buildings, and shopping malls in Thailand, Hong Kong, Singapore, Malaysia, Macau and other markets across Asia.

Robotics Solutions Competition

The robotics industry globally is still in its infancy. Competition is high as most competitors are engaged in selling robots as a stand-alone product. The majority of our competitors are Chinese and Japanese robotics manufacturers. At present, there is no clear market leader.

Despite the highly competitive environment, we believe we have the following competitive advantages:

●	Existing distribution network via our secured logistics business particularly in Thailand;

●	40 years of business experience in delivering services to customers; and

●	Development of the Intelligent Cloud Platform that will enhance the customer experience and value.

Information Security Business (Sales & Marketing)

During the 2022 fiscal year, we plan to undertake the following activities to promote our Information Security business:

●	Work with customers to extend testing services within their organizations and to their customers;

●	Continue to explore overseas expansion via existing business networks in Thailand and Hong Kong; and

●	Develop automated penetration testing applications to facilitate the Software as a Service (SaaS) business model.

Information Security Customers

Our customers in the Information Security business are primarily within the financial, logistics, retail, hospitality, and corporate services segments. Our business managers are in constant contact with customers to ensure that all service requests are delivered on a timely basis. The majority of service requests are based on annual penetration test requirements by the customers.

Information Security Competition

The information security industry globally is extremely fragmented with numerous start-ups targeting niche segments of the information security market. We expect that with the growing transformation of existing business to online platforms, the demand for various Information Security solutions will grow significantly. Competition is high as existing dominant players in the US and Europe try to gain market share within the Asia Pacific region. However, we believe that there will be a merging of physical security and Information Security as customers will require not only physical security but also the Information Security solutions.

Despite the high competition, we believe that we have significant advantages in our information security solutions, including;

●	Existing distribution network via our secured logistics business particularly in Thailand;

●	40 years of business experience in delivering services to customers; and

●	The only PCI ASV approved scanning vendor in Hong Kong.

Our Growth Strategies

We believe that trends in the security industry during the next decade will be characterized by rapid technological change, continual convergence between physical security and Information Security and increased competition. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining our leading position in the Thailand secured logistics services market as well as leveraging our competitive strengths to exploit new opportunities identified from the increasing physical and cyber convergence and the growth in regional security demand.

Our principal growth strategies are to:

●	Continue to maintain our leadership position in Thailand by providing the best-in-class solutions to our customers. This includes development of artificial intelligence, or AI, systems within our logistical network to improve service deliveries and value add solutions to our customers.

●	Offer a broad range of new and innovative services that are non-cash related, with a goal of 44% of our 2022 revenues to be derived from non-CIT related offerings. We will continue to drive robotics solutions and applications as the market becomes more educated and adapted to accept new technologies. In addition, we will continue to explore the deployment of Information Security related solutions as businesses and individuals become more connected and more vulnerable to security intrusions and cyber thefts.

●	Increase the speed of transformation by acquiring or establishing partnerships with technological innovators in the Information Security, artificial intelligence, robotics and related fields. To that end, on March 25, 2021, we completed our acquisition of 51% of Handshake. Please refer to the Recent Developments section below for more information about our Handshake business.

●	Enter the US market. We have established a strategic partnership with SBC Global Holdings Inc. (“SBC”). We and SBC have mutually agreed to establish the strategic partnership to enable our company a swifter entry into the desired U.S. markets with its robotic and technology solutions.

●	Enter the China market. On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI in Greater Bay Area of China. Greater Bay Area is one of the fastest-growing economic regions in China with both Shenzhen and Guangzhou ranking among the top 10 largest Chinese cities and among the 30 largest cities globally. Focused on the hospitality, healthcare, property management, and government sectors, Shenzhen GFAI and Guangzhou GFAI derive revenues from AI robotic services which automate repetitive tasks, making them less labor intensive. This acquisition is expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative.

●	Continue to drive geographical expansion into key markets either via acquisitions and partnerships or organic growth.

●	Continue to invest in and develop the robotics back-end technology such as our Intelligent Cloud Platform (ICP) to enhance and upgrade the features of, and applications for, the robots.

We expect to use the majority of the net proceeds from our private placement that closed in January to fund our planned capital expenditures to achieve the above itemized growth strategies.

As of December 31, 2021, our cash and cash equivalents and restricted cash was approximately $15.9 million. (See Note “Cash, Cash Equivalents and Restricted Cash” in our audited consolidated financial statements for the years ended December 31, 2021, and 2020 on page F-23 for details on our cash position.) To the extent that there may be shortfalls in internal cash available for our growth plans, we expect to be able to access commercial banking credit facilities as the need arises.

There can be no assurance, however, that we will be able to accomplish any of the above listed strategic objectives or to acquire the necessary capital on terms acceptable to us, if at all. See “Risk Factors—Risks Relating to our Business—We might not have sufficient cash to fully execute our growth strategy.”

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	The effect of the coronavirus, or the perception of its effects, on our operations and the operations of our customers and suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows;

●	Our negative operating profits may raise substantial doubt regarding our ability to continue as a going concern;

●	We operate in highly competitive industries;

●	We currently report our financial results under IFRS;

●	We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues;

●	Changes to legislation in Thailand may negatively affect our business;

●	Unexpected increases in minimum wages in Thailand would reduce our net profits;

●	Increases in fuel cost would negatively impact our cost of operations;

●	We might not have sufficient cash to fully execute our growth strategy;

●	We might not have sufficient cash to repay a related party loan obligation;

●	Our business success depends on retaining our leadership team and attracting and retaining qualified personnel;

●	In the future we may not be able to use the Guardforce trademark, which could have a negative impact on our business;

●	We may be subject to service quality or liability claims, which may cause us to incur litigation expenses and to devote significant management time to defending such claims, and if such claims are determined adversely to us, we may be required to pay significant damage awards;

●	Decreasing use of cash could have a negative impact on our business;

●	Implementation of our robotics solution has required, and may continue to require, significant capital and other expenditures, which we may not recoup;

●	We may fail to successfully integrate our acquisitions of Handshake, Shenzhen GFAI, and Guangzhou GFAI and may fail to realize the anticipated benefits;

●	We may experience a financial loss due to our planned acquisition of subsidiaries of Shenzhen Kewei Robot Technology Co., Limited and Shenzhen Yeantec Co., Limited;

●	We may not be able to obtain the necessary funding for our future capital or refinancing needs;

●	Any compromise of information security of our platform could materially and adversely affect our business, operations and reputation; and

●	Our transfer pricing decisions may result in uncertain tax exposures for our group.

Risks Relating to our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.

Risks Relating to Doing Business in Thailand

Risks and uncertainties related to doing business in Thailand include, but are not limited to, the following:

●	A severe or prolonged downturn in the global economy or the markets that we primarily operate in could materially and adversely affect our revenues and results of operations;

●	We are vulnerable to foreign currency exchange risk exposure; and

●	The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

Risks Relating to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties with respect to the PRC legal system could adversely affect us;

●	The PRC government exerts substantial influence over the manner in which our PRC subsidiaries must conduct their business activities. If the Chinese government significantly changes the regulations related to the business operations of our PRC subsidiaries in the future and our PRC subsidiaries are not able to substantially comply with such regulations, the business operations of our PRC subsidiaries may be materially and adversely affected and the value of our ordinary shares may significantly decrease;

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Compliance with China’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, as well as additional laws, regulations and guidelines that the Chinese government promulgates in the future may entail significant expenses and could materially affect our business;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to our PRC subsidiaries;

●	We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct business;

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Any classification as such will likely result in unfavorable tax consequences to us and our non-PRC shareholders;

●	You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares;

●	PRC laws and regulations establish complex procedures in connection with certain acquisitions of China-based companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions or mergers in China; and

●	Fluctuations in exchange rates could have a material adverse impact on our results of operations and the value of your investment.

Risks Relating to Our Ordinary Shares and Warrants

Risks and uncertainties related to our ordinary shares and warrants include, but are not limited to, the following:

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in this prospectus based on foreign laws;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares; and

●	Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our securities.

Impact of Coronavirus Pandemic

The spread of the COVID-19 around the world has caused significant business disruption commencing with the first quarter of 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread around the world. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. While it is difficult to estimate the financial impact of COVID-19 on the company’s operations, management believes that COVID-19 could continue to have a material adverse impact on its financial results in year 2021. As of September 28, 2021, the total confirmed number of COVID-19 cases in Thailand was 1,581,415. Schools, bars and massage parlours have been closed until recently and alcohol sales have been banned in restaurants in a bid to curb the pandemic. Given the rapidly changing developments, we cannot accurately predict what effects these developments will have on our business going forward. Our revenues for the year ended December 31, 2020 were negatively impacted by the pandemic by approximately 2.4%. For the years ended December 31, 2020 and 2019, revenues were approximately $37.65 million and $38.57 million, respectively. While we expect demand for our services to be negatively impacted as a result of the COVID-19 crisis, increases in some lines of business, and decrease in others, the future impact of the COVID-19 crisis on our industry and our business will depend on, among other factors, the ultimate geographic spread of the virus, governmental limitations, the duration of the outbreak, travel restrictions and business closures.

Corporate Information

Our corporate address is 10 Anson Road, #28-01 International Plaza, Singapore 079903. Our company email address is info@guardforceai.com.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our website can be found at https://www.guardforceai.com. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our securities.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

THE OFFERING

Shares offered:	This prospectus relates to 4,337,349 ordinary shares issuable upon the exercise of publicly traded warrants including 4,156,626 ordinary shares issuable upon exercise of the warrants issued to investors and 180,723 ordinary shares issuable upon the exercise of the warrants issued to the underwriters’ representative, both in our initial public offering.

Ordinary shares outstanding prior to this offering(1)(2):	41,379,075 ordinary shares

Ordinary shares outstanding after the offering assuming full exercise of the publicly-traded warrants and the representative’s warrants(1):	45,075,124 ordinary shares

Use of Proceeds	The publicly-traded investor warrants are exercisable immediately upon issuance and will thereafter remain exercisable at any time up to five (5) years from the date of original issuance. The holders of the warrants must pay the exercise price, currently $1.15 per share, in order to exercise the warrants and receive the shares that the warrants provide for. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing March 29, 2022. Warrants may be exercised only for a whole number of shares. If the warrants are exercised on a cashless basis, we will not receive any proceeds from their exercise. Assuming the exercise of all warrants for cash at the warrants’ current exercise price, we will receive proceeds of approximately $4.99 million. We plan to use the proceeds for working capital and general corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk Factors	Investing in our securities involves a high degree of risk. You should carefully read and consider the information beginning on page 17 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus, and the documents incorporated herein and therein by reference before deciding to invest in our ordinary shares and warrants.

Nasdaq Capital Market symbol	Our ordinary shares and publicly-traded warrants are both listed on Nasdaq under the symbols “GFAI” and “GFAIW”, respectively.

(1)	The number of ordinary shares outstanding before and immediately following this offering does not include the remaining 11,426,148 of our ordinary shares issuable upon exercise of warrants issued in our private placement on January 20, 2022.
(2)	The number of ordinary shares outstanding before and immediately following this offering includes 641,301 ordinary shares issued upon the exercise of IPO warrants exercised in April 2022.

RISK FACTORS

Any investment in our securities involves a high degree of risk. Before you decide to invest in our securities, you should consider carefully the risks described above as well as the risks described in the section captioned “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021, and as updated by any document that we subsequently file with the SEC that is incorporated by reference in this prospectus, together with other information in this prospectus and the information and documents incorporated by reference in this prospectus. These risks and uncertainties described above and in these sections and documents are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of such risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our ordinary shares to decline and you may lose all or part of your investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares pursuant to this prospectus. We may, however, receive up to approximately $4.99 million in proceeds from the exercise of warrants pursuant to this prospectus if the warrants are exercised for cash. We will use any proceeds received by us from the cash exercise of the warrants for working capital and general corporate purposes.

We cannot predict when or if any of the warrants will be exercised, and it is possible that the warrants may expire and never be exercised. In addition, the warrants issued to the representative of the underwriters are exercisable on a cashless basis at any time and the warrants issued to investors in our initial public offering are exercisable on a cashless basis if at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the ordinary shares for which the warrants are exercisable. As a result, we may never receive meaningful, or any, cash proceeds from the cash exercise of the warrants, and we cannot plan on any specific uses of any proceeds we may receive beyond the purposes described herein.

DIVIDEND POLICY

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our ordinary shares in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our ordinary shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors— Risks Related to Our Ordinary Shares and Warrants—We have no plans to pay dividends” in our annual report for the year ended December 31, 2021 on Form 20-f incorporated herein by reference.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our capitalization and indebtedness as of March 31, 2022:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the issuance of 641,300 ordinary shares upon the exercise of IPO warrants at the exercise price of $1.30 per share and the issuance of 1 ordinary share at the exercise price of $1.15 per share.

	As of March 31, 2022
	Actual		As Adjusted
Cash and cash equivalents and restricted cash		$13,782,424		$14,616,094
Total current liabilities		$25,606,523		$25,606,523
Shareholders’ equity (deficit)	$		$
Ordinary Share, $0.003 par value; 300,000,000 authorized; 31,534,691 issued and outstanding as of March 31, 2022		94,605		96,529
Subscription receivable		(50,000)		(50,000)
Additional paid-in capital		28,504,076		29,335,843
Legal reserve		239,524		239,524
Warrants reserve		251,036		251,036
Retained earnings (Deficit)		(12,688,632)		(12,688,653)
Accumulated other comprehensive income		785,813		785,813
Non-controlling interests		$21,628		21,628
Total capitalization		$17,158,050		17,991,720

The information above is based on 31,534,691 ordinary shares issued and outstanding as of March 31, 2022, and the “as adjusted” column does not include the following:

●	3,515,325 ordinary shares issuable upon exercise of the publicly listed warrants issued to investors in the company’s IPO, at a current exercise price of $1.15 per share, because the company does not believe that it is likely these warrants will be exercised in view of the current market price of the company’s ordinary shares;

●	180,723 ordinary shares issuable upon the cashless exercise of publicly listed underwriter warrants issued in the company’s initial public offering;

●	453,845 ordinary shares issued in April 2022 upon the exercise of warrants, at the exercise price of $1.30 per share, issued in a private placement which closed on January 20, 2022 (the “January 2022 Private Placement”), and the remaining 11,426,148 ordinary shares issuable upon exercise of the publicly listed warrants issued in the January 2022 Private Placement, at a current exercise price of $1.15 per share;

●	2,660,000 ordinary shares reserved for future issuance under our Guardforce AI Co., Limited 2022 Equity Incentive Plan; and

●	8,739,351 ordinary shares issued in the company’s registered direct offering on April 6, 2022 at the offering price of $1.15 per share.

DESCRIPTION OF SHARE CAPITAL

The following describes our share capital, summarizes the material provisions of our amended and restated memorandum and articles of association relating to our share capital. This summary does not purport to be a summary of all of the relevant provisions of our amended and restated memorandum and articles of association, which additional provisions are incorporated herein by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2021. Additionally, you should read our amended and restated memorandum and articles of association which are filed as exhibits to the registration statement of which this prospectus forms a part, for the provisions that are important to you.

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum of Association and Articles of Association and the Companies Act, which is referred to as the Companies Act below.

As of the date of this prospectus, our authorized share capital is 300,000,000 ordinary shares, with a par value of $0.003 each, among which 41,379,075 ordinary shares are issued and outstanding. In addition, we currently have 15,122,196 warrants issued and outstanding, which include: (i) warrants to purchase 3,515,325 ordinary shares and these warrants are exercisable at a current exercise price of $1.15 per share with the expiration date of September 28, 2026; (ii) warrants to purchase 11,426,148 ordinary shares, at a current exercise price of $1.15 per share with the expiration date of January 20, 2027; and (iii) 180,723 warrants that were issued to the assignee of the representative of the underwriters in our initial public offering at a current exercise price of $1.15 per share with the expiration date of September 28, 2026.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. We incorporate by reference into this prospectus our Amended and Restated Memorandum of Association and Articles of Association, filed as Exhibit 99.1 to the Report on Form 6-K filed on August 25, 2021. Our shareholders adopted our Amended and Restated Memorandum of Association by a special resolution on February 5, 2020 and the Articles of Association were adopted at incorporation.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders, who are non-residents of the Cayman Islands, may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Memorandum and Articles of Association and the Companies Act. Under Cayman Islands law, our company may pay a dividend out of either profits or share premium account in accordance with the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

●	the names and addresses of the members, a statement of the number and category of shares held by each member, in certain cases distinguishing each share by its number, and of the amount paid or agreed to be considered as paid, on the shares of each member and whether each relevant category of shares held by a member carries voting rights, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of any matters directed or authorized by the Companies Act to be inserted therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of all voting power of our paid up share capital in issue and entitled to vote. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our Memorandum and Articles of Association. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings.

Shareholders’ general meetings may be convened by our board of directors. The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow one or more shareholders holding in aggregate, at the date of such requisition, not less than ten percent of the paid up voting share capital to requisition a general meeting of the shareholders, in which case our board is obliged to convene a general meeting and to put the resolutions so requisitioned to a vote at such meeting not later than 30 days from the date of deposit of the requisition. However, our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or general meetings not called by such shareholders.

A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy holding at least a majority of the paid up voting share capital of the company. If the company has only one shareholder, that only shareholder present in person or by proxy shall be a quorum for all purposes. Advance notice of at least seven clear calendar days is required for the convening of any general meeting of our shareholders.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share.

If our directors refuse to register a transfer they are obligated to, within two months after the date on which the instrument of transfer was lodged, send to the transferor and transferee notice of such refusal.

The transferor of any ordinary shares shall be deemed to remain the holder of that share until the name of the transferee is entered in the register of members.

For the purpose of determining members entitled to notice of, or to vote at any meeting of members or any adjournment thereof, or members entitled to receive payment of any dividend or other distributions, or in order to make a determination of members for any other purpose, our board of directors may provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) days.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the capital paid up at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid-up. We are an exempted company with “limited liability” incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our Memorandum of Association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the provisions of the Companies Act, we may issue shares on terms that such shares are subject to redemption at our option. Our Company may also repurchase any of our ordinary shares provided that the manner and terms of such purchase have been approved by our board of directors and agreed with the relevant member. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of the share premium account in accordance with the Companies Act. Redemption or repurchase of any share may also be paid out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than treasury shares, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by at least a majority of two thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them, into shares of a smaller amount than that fixed by our Memorandum of Association;

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; or

●	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Warrants Issued in Our Initial Public Offering

Form. The warrants were issued under a warrant agent agreement between us and Vstock Transfer, LLC, as warrant agent. The material terms and provisions of the warrants offered hereby are summarized below. The following description is subject to, and qualified in its entirety by, the form of warrant agent agreement and accompanying form of warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. You should review a copy of the form of warrant agent agreement and accompanying form of warrant for a complete description of the terms and conditions applicable to the warrants.

Exercisability. The warrants are exercisable immediately upon issuance and will thereafter remain exercisable at any time up to five (5) years from the date of original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares purchased upon such exercise (except in the case of a cashless exercise as discussed below).

Exercise Price. Each warrant was issued representing the right to purchase one ordinary share at an exercise price of $5.1875 per share (equal to 125% of the initial public offering price). The exercise price is subject to appropriate adjustment in the event of certain share dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. The warrant exercise price is also subject to anti-dilution adjustments under certain circumstances and was accordingly adjusted most recently to the price of $1.15 per share.

Cashless Exercise. If, at any time during the term of the warrants, the issuance of ordinary shares upon exercise of the warrants is not covered by an effective registration statement, the holder is permitted to effect a cashless exercise of the warrants (in whole or in part) by having the holder deliver to us a duly executed exercise notice, canceling a portion of the warrant in payment of the purchase price payable in respect of the number of ordinary shares purchased upon such exercise.

Failure to Timely Deliver Shares. If we fail for any reason to deliver to the holder the shares subject to an exercise by the date that is the earlier of (i) two (2) trading days and (ii) the number of trading days that is the standard settlement period on our primary trading market as in effect on the date of delivery of the exercise notice, we must pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of shares subject to such exercise (based on the daily volume weighted average price of our ordinary shares on the date of the applicable exercise notice), $10 per trading day (increasing to $20 per trading day on the fifth (5th) trading day after such liquidated damages begin to accrue) for each trading day after such date until such shares are delivered or the holder rescinds such exercise. In addition, if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder’s brokerage firm otherwise purchases, ordinary shares to deliver in satisfaction of a sale by the holder of the shares which the holder anticipated receiving upon such exercise, then we shall (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the ordinary shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of shares that we were required to deliver to the holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the holder, either reinstate the portion of the warrant and equivalent number of shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of ordinary shares that would have been issued had we timely complied with our exercise and delivery obligations.

Exercise Limitation. A holder will not have the right to exercise any portion of a warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exchange Listing. Our publicly-traded warrants are listed on the Nasdaq Capital Market under the symbol “GFAIW”.

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the warrant.

Governing Law and Jurisdiction. The warrant agent agreement and warrant provide that the validity, interpretation, and performance of the warrant agent agreement and the warrants will be governed by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. In addition, the warrant agent agreement and warrant provide that any action, proceeding or claim against any party arising out of or relating to the warrant agent agreement or the warrants must be brought and enforced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Investors in this offering will be bound by these provisions. However, we do not intend that the foregoing provisions would apply to actions arising under the Securities Act or the Exchange Act.

Representative’s Warrants

We also issued a warrant to purchase 180,723 ordinary shares to the representative of the underwriters in the offering. The representative’s warrant will be exercisable at a per share anti-dilution adjusted exercise price of $1.15. The representative’s warrant is exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months after its issuance.

Listing

Our ordinary shares and publicly-traded warrants are listed and traded under the symbols “GFAI” and “GFAIW,” respectively, on the Nasdaq Capital Market.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares in the United States is Vstock Transfer, LLC. The address for VStock Transfer, LLC is 18 Lafayette Place, Woodmere, New York, 11598, and the telephone number is 212 828-8436.

PLAN OF DISTRIBUTION

This prospectus relates to 4,337,349 ordinary shares issuable upon the exercise of warrants including 4,156,626 ordinary shares issuable upon exercise of the warrants issued to investors and 180,723 ordinary shares issuable upon the exercise of warrants issued to the underwriters’ representative, each in our initial public offering. The terms of such warrants are described under “Description of Share Capital.”

The ordinary shares issuable upon the exercise of the warrants will not be offered through underwriters, or brokers or dealers. We will not pay any compensation in connection with the offering of the shares upon exercise of the warrants.

The ordinary shares offered by this prospectus will be issued and sold upon the exercise of the warrants. The ordinary shares issuable upon exercise of the outstanding warrants will be listed on the Nasdaq Capital market under the symbol “GFAI.” The ordinary shares will be distributed to holders who exercise the warrants in accordance with the terms of the applicable warrant.

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering were passed upon for us by Bevilacqua PLLC.  The validity of the ordinary shares and warrants covered by this prospectus and certain other legal matters as to Cayman Islands law were passed upon by Conyers Dill & Pearman. Bevilacqua PLLC relied upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law. Certain legal matters as to the Kingdom of Thailand law in connection with this offering were passed upon for us by Watson Farley & Williams (Thailand) Limited.

ENFORCEMENT OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, the majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the Foreign Courts against our company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Our agent for service of process in the United States, Cogency Global Inc., is located at 122 East 42th Street, 18th Floor, New York, N.Y. 10168.

Thailand

GF Cash (CIT) and AI Thailand are incorporated under the laws of Thailand with limited liabilities.

Thailand has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, companies organized in Thailand may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside of the United States. In addition, the majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York. Our agent for service of process in the United States, Cogency Global Inc., is located at 122 East 42th Street, 18th Floor, New York, N.Y. 10168.

Watson Farley & Williams (Thailand) Limited, our outside counsel with respect to Thailand law, has advised us that there is uncertainty as to whether the courts of Thailand would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Thailand against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

EXPERTS

The consolidated financial statements of our company as of and for the years ended December 31, 2021 included in our Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated by reference herein and in the registration statement, have been audited by PKF Littlejohn LLP, an independent registered public accounting firm, as set forth in their report thereon, and incorporated by reference elsewhere herein. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of said firm as expert in auditing and accounting.

Our consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended included in this prospectus have been audited by Wei, Wei & Co., LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Wei, Wei & Co., LLP are located at 133-10 39th Avenue, Flushing, New York 11354.

INDEMNIFICATION

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our amended and restated memorandum and articles of association, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC relating to the securities offered by this prospectus, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

●	reports on Form 6-K filed with the SEC on April 6, 2022, April 7, 2022, April 8, 2022, April 14, 2022, April 22, 2022, May 5, 2022, May 13, 2022, May 17, 2022, May 24, 2022, May 25, 2022, June 1, 2022, June 8, 2022 and June 21, 2022;

●	the company’s Annual Report on Form 20-F as amended by Form 20-F/A for the fiscal year ended December 31, 2021, filed with the Commission on March 31, 2022 and April 14, 2022, respectively and

●	the description of the company’s ordinary shares contained in the company’s Registration Statement on Form 8-A12B (File No. 001-40848) filed with the SEC on September 28, 2021, pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All subsequent annual reports filed by us pursuant to the Exchange Act on Form 20-F prior to the termination of the offering shall be deemed to be incorporated by reference to this prospectus and to be a part hereof from the date of filing of such documents. We may also incorporate part or all of any Form 6-K subsequently submitted by us to the SEC prior to the termination of the offering by identifying in such Forms 6-K that they are being incorporated by reference herein, and any Forms 6-K so identified shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of submission of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at:

Guardforce AI Co., Limited,

10 Anson Road, #28-01 International Plaza,

Singapore 079903

+66 (0) 2973 6011

Attention: Investor Relations